                                                  ______________________________
                                                           OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:    3235-0145
                                                   Expires:  August 31, 1999
                                                   Estimated average burden
                                                   hours per response....14.90
                                                  ______________________________


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*


                       Heritage Financial Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  42723H-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)


Donald J. Swistowicz, Executive Vice President, First Midwest Bancorp, Inc., 300
          Park Boulevard, Suite 405, Itasca, IL  60143; (630) 875-7460
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 14, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42723H-10-0

--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          First Midwest Bancorp, Inc. - 36-3161078
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          a.   ..............................................................

          b.   ..............................................................
--------------------------------------------------------------------------------

     3.   SEC Use Only ......................................................
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)        BK;  WC
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e).......................................................
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

Number of        7.  Sole Voting Power    2,445,300      (1) (2)
Shares Bene-         -----------------------------------------------------------
ficially by      8.  Shared Voting Power        -0-   (1)
Owned by Each        -----------------------------------------------------------
Reporting        9.  Sole Dispositive Power  2,445,300  (1)  (2)
Person With          -----------------------------------------------------------

                 10. Shared Dispositive Power   -0-   (1)
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person:2,445,300
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11) 20.2%   (1) (2)
--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
               HC;CO
--------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

1/   This Schedule 13D relates to the Common Stock, no par value per share
("Heritage Common Stock"), of Heritage Financial Services, Inc., an Illinois corporation ("Heritage"), up to 2,400,000 shares of which may be purchased by First Midwest Bancorp, Inc. ("First Midwest"), upon exercise of an option (the "Option") granted by Heritage to First Midwest. The Option is exercisable only upon the occurrence of certain Purchase Events (as defined and described in Item 6 of this Schedule 13D), none of which has occurred as of the date of this
Schedule 13D, and may be exercised only following the receipt of certain regulatory approvals if, as a result of the exercise, First Midwest would own more than 5% of the Heritage Common Stock then outstanding. Unless and until the Option becomes exercisable, First Midwest will not be entitled to any rights of a shareholder in Heritage with respect to shares covered by the Option. First Midwest expressly disclaims beneficial ownership of such shares. First Midwest owns 45,300 shares (.4%) of Heritage Common Stock.


2/   Based upon the number of issued and outstanding shares of Heritage
Common Stock, as represented to First Midwest by Heritage on January 14, 1998.

Item 1.   Security and Issuer.

     The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, no par value per share ("Heritage Common Stock"), of Heritage Financial Services, Inc. ("Heritage"). Heritage is an Illinois corporation with its principal executive offices at 12015 South Western Avenue, Blue Island, Illinois 60406. Heritage is registered as a bank holding company with the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended ("BHC"), and is principally engaged in the business of managing and controlling banks and activities closely related thereto.

Item 2.   Identity and Background.

     This Schedule 13D has been filed by First Midwest Bancorp, Inc., a Delaware corporation ("First Midwest"). The address of the principal executive offices of First Midwest is 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459. First Midwest is registered as a bank holding company with the Federal Reserve Board under the BHC.

     Filed as Appendix I to this Schedule 13D is a list of the executive officers and directors of First Midwest, containing the following information with respect to each of them: (a) name, (b) business address and (c) present principal occupation or employment and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Appendix I is a United States citizen.

     During the past five years, neither First Midwest nor, to the best of First Midwest's knowledge, any person named in Appendix I: (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations.

     This Schedule 13D relates to the Heritage Common Stock that may be purchased by First Midwest upon exercise of an option (the "Option") granted by Heritage to First Midwest pursuant to the Stock Option Agreement, dated as of January 14, 1998 (the "Option Agreement"). (Descriptions of the provisions of the Option Agreement appearing throughout this Schedule 13D are qualified in their entirety by references to the Stock Option Agreement, which is included as
Exhibit 1 to this Schedule 13D and is incorporated herein by reference.)

     The maximum number of shares of Heritage Common Stock that may be purchased upon exercise of the Option is equal to 19.9% of the Heritage Common Stock issued and outstanding as of January 14, 1998 (before giving effect to the issuance of any shares subject to the Option). This number is 2,400,000 shares, based on 12,090,402 shares of Heritage Common Stock issued and outstanding as of January 14, 1998, as represented by Heritage to First Midwest. The purchase price per share of Heritage Common Stock that may be purchased upon the exercise of the Option is $21.25. The aggregate purchase price for all of the Heritage Common Stock that may be purchased upon the exercise of the Option is, therefore, $51,000,000. The number of shares and the purchase price are subject to adjustment as described in Item 6.

     If and when the Option is exercised, First Midwest anticipates that its source of funds to pay the purchase price would be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of any such bank or banks has not yet been determined.

     During November of 1997, First Midwest acquired 45,300 shares (.4%) of Heritage Common Stock at an average price of $23.87 per share for a total consideration of $1,081,393. These shares were purchased with working capital funds of First Midwest.

Item 4.   Purpose of Transaction.

     The Option was granted at the time of the execution of an Agreement and Plan of Merger, dated as of January 14, 1998 (the "Merger Agreement"), between Heritage and First Midwest and First Midwest Acquisition Corporation, a wholly owned subsidiary of First Midwest ("Acquisition Corp"), providing for the merger (the "Merger") of Heritage with and into Acquisition Corp which will be the surviving corporation in the Merger. (Descriptions of the provisions of the Merger Agreement appearing throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.)

     Heritage granted the Option to First Midwest in order to induce First Midwest to enter into the Merger Agreement. One effect of the Option is to increase the likelihood that the Merger will be completed by making it more difficult and more expensive for another party to obtain control of or acquire Heritage.

     The Merger Agreement prohibits Heritage from purchasing or redeeming any shares of Heritage Common Stock, except in accordance with certain provisions of the Option Agreement. In the Merger Agreement, Heritage has agreed to use its best efforts to cause each of its affiliates (as that term is used in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act")), to enter into written agreements, providing, among other things, that the shares of First Midwest Common Stock acquired by such affiliate in the Merger may not be transferred unless the transfer is made pursuant to Rule 145, a registration statement or an exemption from registration. The form of such agreement is attached as Exhibit 3 to this
Schedule 13D and is incorporated herein by reference.

     In conjunction with the execution of the Merger Agreement, each of the directors and executive officers of Heritage (the "Affiliates") has been requested to execute an Agreement of Affiliates. (Descriptions of the provisions of the Agreement of Affiliates appearing throughout this Schedule 13D are qualified in their entirety by references to the Agreement of Affiliates, which is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.)

     This agreement provides that each Affiliate will use all reasonable efforts to cause the Merger Agreement to be adopted by the stockholders of Heritage. It further provides that each Affiliate will cause all shares owned or controlled by him or her to be voted in favor of the Merger. The Affiliates own or control approximately 2,456,110 shares (20.4%) of the Common Stock of Heritage.

     This agreement also provides that an Affiliate will not enter into negotiations or discussions concerning a possible Acquisition Transaction (as defined in the Merger Agreement and discussed below at pages 9-10) and that an Affiliate will not sell or agree to sell or dispose of in any manner any shares of his or her Heritage Common Stock. The agreement, however, does permit an Affiliate to dispose of his shares if such shares are transferred to a relative or a charity, provided that the transferee agrees to be bound by the terms and conditions of the agreement.

     Neither First Midwest nor, to the best of First Midwest's knowledge, any of the persons named in Appendix I hereto has any plans at this time to acquire or dispose of any shares of Heritage Common Stock, other than on the instructions of third parties for accounts which one of First Midwest's subsidiaries manages in a fiduciary capacity for the benefit of such third parties.

     Following the consummation of the Merger, the persons who were serving as directors and officers of First Midwest prior to the consummation of the Merger will continue to serve as the directors and officers of First Midwest and the persons who were serving as directors and officers of Acquisition Corp prior to the consummation of the Merger will continue to serve as the directors and officer of Acquisition Corp. Three directors of Heritage (Richard J. Wojcik, John L. Sterling and Jack Payan) will be named to serve as directors of First Midwest following the consummation of the Merger.

     Pursuant to the Merger Agreement, each share of Heritage Common Stock will, be converted into the right to receive 0.7695 of a share of First Midwest Common Stock. As a result, after completion of the Merger, transactions in Heritage Common Stock will no longer be reported on the Nasdaq National Market System and Heritage Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act").

     The Merger Agreement permits Heritage to declare and pay its regular quarterly cash dividends on its Common Stock at a rate not to exceed $.11 per share.

     Except as set forth in Items 4, 5 and 6 of, and in the Appendix and Exhibits to, this Schedule 13D, neither First Midwest, nor any of the persons named in Appendix I hereto, has at this time any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Heritage, or the disposition of securities of Heritage, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Heritage or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Heritage or any of its subsidiaries, (d) any change in the present Board of Directors or management of Heritage, including any change in the number or terms of Heritage's directors or the filling of any existing vacancies on Heritage's Board of Directors, (e) any material change in the present capitalization or dividend policy of Heritage, (f) any other material change in Heritage's business or corporate structure, (g) changes in Heritage's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Heritage by any person,
(h) causing a class of securities of Heritage to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Heritage becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     The maximum number of shares of Heritage Common Stock that may be purchased upon exercise of the Option is equal to 19.9% of the Heritage Common Shares outstanding as of January 14, 1998 (before giving effect to the issuance of any shares subject to the Option). This number, which is subject to adjustment as described in Item 6, is 2,400,000 shares, based on 12,090,402 shares of Heritage Common Stock outstanding as of January 14, 1998, as represented by Heritage to First Midwest. The Option is exercisable only upon the occurrence of certain Purchase Events (as defined and described in Item 6), none of which has occurred, and may be exercised only following the receipt of certain regulatory approvals if, as a result of the exercise, First Midwest would own more than 5% of the Heritage Common Stock then outstanding. Unless and until the Option becomes exercisable, First Midwest disclaims beneficial ownership of the Heritage Common Stock that may be purchased upon exercise of the Option.

     First Midwest knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Heritage Common Stock that may be purchased upon the exercise of the Option.

     To the best of First Midwest's knowledge, no person listed in Appendix I beneficially owns any shares of Heritage Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

     During November of 1997, First Midwest acquired 45,300 shares (.4%) of Heritage Common Stock at an average price of $23.87 per share for a total consideration of $1,081,393. These shares were purchased with working capital funds of First Midwest. Assuming First Midwest exercises the Option, it would own 2,445,300 shares (20.2%) of Heritage Common Stock. Except as otherwise described in this Schedule 13D, no transactions in Heritage Common Stock have been effected in the past 60 days by First Midwest or any of its subsidiaries or, to the best of First Midwest's knowledge, by any of the persons listed in Appendix I.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Set forth below are descriptions of certain provisions of the Option Agreement and the Merger Agreement and each such description is qualified in its entirety by reference to the Option Agreement and the Merger Agreement, which are included as Exhibits to this Schedule 13D and are incorporated herein by reference.

Option Agreement.

     The Option Agreement provides for the purchase by First Midwest of up to 2,400,000 shares (the "Option Shares") of Heritage Common Stock at an exercise price of $21.25 per share, subject to adjustment as provided therein, payable in cash (the "Purchase Price"). The Option Shares, if issued pursuant to the Option Agreement, would represent 19.9% of the Heritage Common Stock issued and outstanding on January 14, 1998, before giving any effect to the issuance of any Heritage Common Stock subject to the Option.

     Upon any exercise of the Option, in the event the "Aggregate Value" of the Option, as defined below, exceeds the Aggregate Value Cap, the exercise price shall be increased so that the Aggregate Value is reduced to the Aggregate Value Cap. The term "Aggregate Value" shall mean the amount arrived at by (i) subtracting the exercise price from the then market value of a share of Heritage Common Stock and (ii) multiplying the result by the total number of Option Shares purchasable upon exercise of the Option. The market value of a share of Heritage Common Stock shall be the most recent closing sale price for a share as reported on any exchange or the Nasdaq Stock Market as of the close of the Business Day preceding the date on which First Midwest consummates its purchase of the Option Shares, or, if the shares of Heritage Common Stock are not traded on an exchange or such market, the value of a share of Heritage Common Stock as determined as of such Business Day by a nationally recognized investment banking firm selected by First Midwest. The term "Aggregate Value Cap" means $12,000,000 reduced by the sum of the Aggregate Values of all previous Option exercises.

     The number of shares of Heritage Common Stock subject to the Option will be increased to the extent that additional shares of Heritage Common Stock are issued or otherwise become outstanding (otherwise than pursuant to an exercise of the Option) such that, after such issuance, the number of Option Shares continues to equal 19.9% of the Heritage Common Stock then issued and outstanding before giving effect to the issuance of any Heritage Common Stock subject to the Option. The number of shares of Heritage Common Stock subject to the Option, and the applicable exercise price per Option Share, also will be appropriately adjusted in the event of any stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares, or the like, relating to Heritage.

     First Midwest may exercise the Option, in whole or in part, subject to regulatory approval, after a Purchase Event (as hereinafter defined) shall have occurred and prior to termination of the Option. Any exercise of the Option shall be deemed to occur on the date notice is sent by First Midwest to Heritage.

     As used in the Option Agreement, "Purchase Event" shall mean: (i) the Board of Directors of Heritage shall not have recommended that the shareholders of Heritage reject a publicly disclosed offer to the Heritage's shareholders to engage in an Acquisition Transaction with any person other than First Midwest or its subsidiaries; (ii) Heritage, without having received First Midwest's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any person (other than First Midwest or its subsidiaries); (iii) Heritage or any of its representatives shall have breached
Section 6.7 of the Merger Agreement; or (iv) a proposal is made by a third party to Heritage or its shareholders to engage in an Acquisition Transaction and Heritage shall have willfully breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement which breach would entitle First Midwest to terminate the Merger Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the date on which First Midwest elects to exercise the Option. If more than one of the transactions giving rise to a Purchase Event is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are abandoned. As used in the Option Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act.

     As used in the Option Agreement, "Acquisition Transaction" shall mean: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either Heritage or any significant subsidiary (as defined in Rule 1.02 of Regulation S-X of the Securities and Exchange Commission) (a "Significant Subsidiary") of Heritage, (ii) a purchase, lease or other acquisition of all or substantially all the assets of either Heritage or any Significant Subsidiary of Heritage, (iii) a purchase or other acquisition of "beneficial ownership" by any "person" or "group" (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 20% or more of the voting power of either Heritage or any Significant Subsidiary of Heritage, but excluding the acquisition of beneficial ownership by any employee benefit plan maintained or sponsored by Heritage, (iv) a tender or exchange offer to acquire securities representing 20% or more of the voting power of Heritage, (v) a public proxy or consent solicitation made to stockholders of Heritage seeking proxies in opposition to any proposal relating to any of the transactions contemplated by the Merger Agreement that has been recommended by the Board of Directors of

Heritage, (vi) the filing of an application or notice with the Federal Reserve Board or any other federal or state regulatory authority seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above, or (vii) the making of a bona fide proposal to Heritage or its stockholders by public announcement or written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.

     To the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect (i) at the Effective Time of the Merger;
(ii) upon a termination of the Merger Agreement pursuant to Section 10.1(a) thereof; (iii) upon the termination of the Merger Agreement by Heritage pursuant to Section 10.1(b), (d), (e) or (f) of the Merger Agreement; (iv) on the 360th day after the termination of the Merger Agreement (such 360-day period after termination of the Merger Agreement is referred to herein as the "Post-Termination Period") for any other reason if no Purchase Event has occurred or continued during the term of the Merger Agreement or during the Post-Termination Period; or (v) on the 360th day after the discontinuance of all Purchase Events that occurred or continued during the term of the Merger Agreement or during the Post-Termination Period if a Purchase Event occurred or continued during any such term or period.

     In the event First Midwest elects to sue Heritage for damages because of Heritage's breach of the Merger Agreement, First Midwest will not be able to exercise the Option.

     In the event that any person, other than First Midwest or any of its subsidiaries, acquires beneficial ownership of 20% or more of the outstanding shares of Heritage Common Stock; or the Board of Directors of Heritage shall accept or publicly recommend that the stockholders of Heritage accept an offer from a person, other than First Midwest or its subsidiaries, to acquire 20% percent or more of either the outstanding shares of Heritage Common Stock or the consolidated assets of Heritage (a "Repurchase Event"), at the request of First Midwest and subject to any regulatory requirements, Heritage shall repurchase the Option from First Midwest together with any of the Option Shares purchased by First Midwest pursuant thereto, at a price equal to the sum of:

               (i) the exercise price paid by First Midwest for any of the Option Shares;

               (ii) the difference between the "market/tender offer price" (as defined below) for shares of Heritage Common Stock and the exercise price as determined pursuant to the Option Agreement, multiplied by the number of shares of Heritage Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

               (iii) the difference between the market/tender offer price (as defined below) and the exercise price paid by First Midwest for any Option Shares, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price;

               (iv) First Midwest's costs and expenses as provided in Section 10.3(a) of the Merger Agreement; and

               (v) notwithstanding the foregoing, the maximum amount payable by Heritage to First Midwest pursuant to the provisions of the Option Agreement shall not exceed the sum of (i) the aggregate exercise price paid by First Midwest to Heritage in connection with the actual purchase by First Midwest of any Option Shares, (ii) $12,000,000 and (iii) First Midwest's costs and expenses as provided in Section 10.3(a) of the Merger Agreement.

As used in the Option Agreement, the phrase "market/tender offer price" shall mean the greater of (x) the price per share at which a tender or exchange offer has been made if such tender or exchange offer shall have given rise to the Repurchase Event or (y) the highest price paid by a person, whose actions shall have given rise to the Repurchase Event, for shares of Heritage Common Stock at any time after the date of the Option Agreement, or (z) the highest closing price for shares of Heritage Common Stock within the four-month period immediately preceding the date First Midwest gives notice of the required repurchase of the Option. In the event the consideration used in a Repurchase Event is payable, in whole or in part, in securities or other property, the value of such securities or other property shall be determined by a nationally recognized investment banking firm selected by First Midwest.

     At Heritage's option, Heritage may repurchase the Option from First Midwest at the price specified in the preceding paragraph at any time beginning on the 360th day after the discontinuance of all Purchase Events that occurred or continued during the term of the Merger Agreement or during the Post-Termination Period if a Purchase Event occurred or continued during any such term or period.

     If a Purchase Event occurs and is continuing, First Midwest will have the right for a three-year period following its acquisition of any of the Option Shares to require Heritage to use its best efforts to register the Option Shares so that First Midwest may sell such shares. First Midwest will have two registration rights. The first registration will be effected at Heritage's expense; the expenses of the second registration will be shared by First Midwest and Heritage. Each party will pay its own legal fees and First Midwest will pay all underwriting discounts and commissions and all blue sky fees. Heritage will indemnify and hold harmless First Midwest and pay its legal expenses against any losses, claims, damages or liabilities arising out of an untrue statement of material fact contained in a registration statement or the omission of a material fact from a registration statement, provided that such information was not provided to Heritage by First Midwest.

     Neither First Midwest nor Heritage may assign any of its respective rights and obligations under the Option Agreement or the Option to any other person without the express written consent of the other party, except that if a Purchase Event occurs prior to termination of the Option, First Midwest, subject to the terms of the Option Agreement, may assign in whole or in part its rights and obligations thereunder; provided, however that until the date 30 days following the date on which the Federal Reserve Board approves an application by Grantee (as defined below) under the BHC to acquire the shares of the Heritage Common Stock subject to the Option, if such approvals are necessary, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of two percent of the voting shares of Heritage, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board. "Grantee" means First Midwest or any person, corporation or other entity to which the Option Agreement or the Option is assigned pursuant to the Option Agreement.

     The rights and obligation of First Midwest and Heritage under the Option Agreement are subject to receipt of any required regulatory approvals. Without the prior approval of the Federal Reserve Board, First Midwest may not acquire more than 5% of the outstanding Heritage Common Stock. First Midwest intends to file applications for such approvals as soon as practicable.

Merger Agreement.

     The Merger Agreement provides for the Merger of Heritage with and into Acquisition Corp. Upon completion of the Merger, (i) each outstanding share of Heritage Common Stock (other than Heritage Common Stock held in Heritage's treasury or owned by First Midwest for its own account, or held by persons seeking dissenters rights) will be converted into the right to receive 0.7695 of a share of First Midwest Common Stock (the "Exchange Ratio"), (ii) outstanding shares of Heritage Common Stock owned by First Midwest for its own account will be canceled, and (iii) shares of Heritage Common Stock held in Heritage's treasury will be canceled.

     The Merger Agreement provides that if the dollar amount equal to the volume weighted average price of all transactions for First Midwest Common Stock ("Acquiror Common Stock Price Per Share") on the Nasdaq Stock Market for each of the ten trading days preceding the fifth trading day prior to the Closing Date (the "Pricing Period") is less than $33.90 per share and if the percentage determined by dividing the Acquiror Common Stock Price Per Share by $42.37 is 20 percentage points less then the percentage determined by dividing the Aggregate Price Per Share of the Comparison Stocks (as defined below) for the Pricing Period by the Aggregate Price

Per Share of the Comparison Stocks as of January 14, 1998, then Heritage may terminate the Merger Agreement, proceed with the Merger or renegotiate the Exchange Ratio. In the event Heritage elects to terminate the Merger Agreement, Heritage must give written notice thereof to First Midwest by the close of business on the second Business Day after the end of the Pricing Period. The "Aggregate Price Per Share of the Comparison Stocks" means the weighted average of the closing prices of all of the comparison stocks for each day in question. Twenty-three bank holding companies, listed in the Merger Agreement, make up the Comparison Stocks. Under certain circumstances, a bank holding company may be removed from this list.

     Completion of the Merger is subject to certain conditions, including (a) approvals by the stockholders of Heritage and First Midwest, (b) approvals by the Federal Reserve Board and other regulatory authorities, (c) the effectiveness under the Securities Act of a Registration Statement for the First Midwest Common Stock to be issued pursuant to the Merger Agreement, (d) receipt by First Midwest and Heritage of an opinion of counsel that the Merger constitutes a tax-free reorganization for federal income tax purposes and that, among other matters, no gain or loss will be recognized by Heritage's stockholders upon conversion of the Heritage Common Stock into the right to receive First Midwest Common Stock pursuant to the Merger, (f) the absence of the occurrence of a Material Adverse Effect (as defined in the Merger Agreement) to either First Midwest and of Heritage, (g) receipt by Heritage and First Midwest of fairness opinions from their respective investment bankers, (h) receipt by First Midwest of an opinion of its accountants that the Merger will be accounted for on the "pooling of interests" method of accounting, (i) approval by the stockholders of First Midwest of a charter amendment increasing the authorized number of shares of First Midwest Common Stock (the "Charter Amendment"), and (j) other conditions to closing customary in a transaction of this type. None of the foregoing regulatory approvals have been obtained, and there is no assurance that they will be obtained or, if they are obtained, as to the time at which they will be obtained.

     In the Merger Agreement, First Midwest and Heritage have made representations and warranties to each other and made covenants with each other that are customary in a transaction of this type. These representations, warranties and covenants will not survive the completion of the Merger, except those relating to employee benefit matters and stock options held by employees of Heritage and the indemnification rights of the directors, officers, employees and agents of Heritage.

     First Midwest and Heritage have agreed promptly to file all reports and applications required to be filed with the Securities and Exchange Commission, the Federal Reserve Board and other regulatory authorities in order to obtain the approvals required to carry out the Merger and other transactions contemplated by the Merger Agreement.

     First Midwest will, as soon as practicable, prepare and file with the Securities and Exchange Commission a Registration Statement with respect to the First Midwest Common Stock to be issued in the Merger; the Registration Statement will include a Joint Proxy Statement to be mailed to the stockholders of Heritage and First Midwest in connection with the Merger. Heritage and First Midwest each will take all action necessary to convene as promptly as practicable meetings of their respective stockholders for purposes of considering and taking action upon the Merger Agreement. The Boards of Directors of Heritage and First Midwest will recommend to their respective stockholders that they vote in favor of the Merger. The Board of Directors of First Midwest will also recommend to its stockholders that they vote in favor of the Charter Amendment.

     Heritage has agreed that neither it (nor any of its subsidiaries) (i) shall solicit any inquiry or the making of any proposal relating to an Acquisition Transaction (as defined in the Merger Agreement; see also discussion at pages 9-10 herein) or a potential Acquisition Transaction, or (ii) solicit or enter into any agreement, arrangement, or understanding regarding any proposal (x) relating to an Acquisition Transaction involving the other party or (y) providing for it to abandon, terminate, or fail to consummate the Merger, or compensating it for any such action described in this clause (y). Heritage shall use its best efforts to cause its directors, officers, employees, agents, advisors, consultants and other representatives to comply with such prohibitions. As of January 14, 1998, Heritage is obligated to cease and cause to terminate any existing activities, discussions, or negotiations with any person conducted prior to such date. Heritage is to promptly notify First Midwest in the event it receives any such inquiry or proposal. Notwithstanding the foregoing, Heritage may provide information at the request of or enter into discussions or negotiations with a third party with respect to an Acquisition Transaction if the Board of Directors of Heritage determines, in good faith, that the exercise of its fiduciary duties to Heritage's stockholders under applicable law, requires it to take such action. Heritage must promptly notify First Midwest in the event it receives any such inquiry or proposal. Heritage may not, in any event, provide to such third party any information which it has not provided to First Midwest. Heritage is not prohibited from accurately disclosing, in a document filed with the Securities and Exchange Commission or in other disclosures, if in the opinion of its Board of Directors disclosure is required under applicable law, any such transactions.

     Reference is made to Item 4 for a description of other provisions of the Merger Agreement and the Agreement of Affiliates.

     Other than as described in this Schedule 13D, neither First Midwest nor, to the best of First Midwest's knowledge, any of the persons named in Appendix I hereto has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of Heritage, including, but not limited to, transfer or voting of any securities of Heritage, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits on loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     The following are filed as appendices or exhibits to this Schedule 13D and are incorporated herein by reference. The summary descriptions of such documents set forth above are not intended to be complete and are qualified in their entirety by reference to such appendices or exhibits.

Appendix I.    Information Relating to Directors and Executive Officers of First
               Midwest

Exhibit 1. Stock Option Agreement, dated as of January 14, 1998, between First Midwest Bancorp, Inc., and Heritage Financial Services, Inc.

Exhibit 2. Agreement and Plan of Merger, dated as of January 14, 1998, between First Midwest Bancorp, Inc., and Heritage Financial Services, Inc.

Exhibit 3. Schedule 6.11 to the Agreement and Plan of Merger: Form of Agreement of Affiliates of Heritage Financial Services, Inc.

Exhibit 4. Agreement of Affiliates, dated as of January 14, 1998, between First Midwest Bancorp, Inc., and certain affiliates of Acquiror.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1998

                                   FIRST MIDWEST BANCORP, INC.


                                   By:   DONALD J. SWISTOWICZ
                                      ---------------------------
                                         Donald J. Swistowicz,
                                         Executive Vice President

Appendix I.  Information Relating to Directors and Executive Officers of First
             Midwest

Exhibit 1.   Stock Option Agreement, dated as of January 14, 1998, between
             First Midwest Bancorp, Inc., and Heritage Financial Services, Inc..

Exhibit 2. Agreement and Plan of Merger, dated as of January 14, 1998, between First Midwest Bancorp, Inc., and Heritage Financial Services, Inc..

Exhibit 3. Schedule 6.11 to the Agreement and Plan of Merger: Form of Agreement of Affiliates of Heritage Financial Services, Inc..

Exhibit 4. Agreement of Affiliates, dated as of January 14, 1998, between First Midwest Bancorp, Inc., and certain affiliates of Acquiror.

                                                                      Appendix I

                Information on Directors and Executive Officers

     Information regarding the directors and executive officers of First Midwest Bancorp, Inc. ("First Midwest"), is provided below. None of the persons listed below beneficially owns any shares of Heritage Financial Services, Inc. capital stock.

                                 Position with First Midwest
                                 and Principal Occupation,
Name and Business                if other than as an
Address                          Executive Officer of First Midwest
---------------------------      ----------------------------------

Andrew B. Barber                 Vice Chairman of the Board of Directors
First Midwest Bancorp, Inc.      First Midwest Bancorp, Inc.
Itasca, IL

Vernon A. Brunner                Director of First Midwest Bancorp, Inc.
Walgreen Co.                     Executive Vice President - Marketing,
Deerfield, IL                    Walgreen Co.

Bruce S. Chelberg                Board of Directors, First Midwest Bancorp, Inc.
Whitman Corporation              Chairman and CEO, Whitman Corporation
Rolling Meadows, IL

William J. Cowlin                Board of Directors, First Midwest Bancorp, Inc.
William J. Cowlin, Ltd.          Attorney, William J. Cowlin, Ltd.
Crystal Lake, IL

O. Ralph Edwards                 Board of Directors, First Midwest Bancorp, Inc.
Kiawah, S.C.                     Corporate Vice President, Retired
                                 Abbott Laboratories

Joseph W. England                Board of Directors, First Midwest Bancorp, Inc.
Deere & Company                  Senior Vice President, Deere & Company
Moline, IL

Thomas M. Garvin                 Board of Directors, First Midwest Bancorp, Inc.
G.G. Products Co.                Chairman, G.G. Products Co.
Oak Brook, IL

                                 Position with First Midwest
                                 and Principal Occupation,
Name and Business                if other than as an
Address                          Executive Officer of First Midwest
---------------------------      ----------------------------------


C.D. Oberwortmann                Chairman of the Board of Directors,
First Midwest Bancorp, Inc.      First Midwest Bancorp, Inc.
Itasca, IL

John M. O'Meara                  Board of Directors, First Midwest Bancorp, Inc.
First Midwest Bancorp, Inc.      Executive Vice President and Chief Operating
Itasca, IL                       Officer

Robert P. O'Meara                Board of Directors, First Midwest Bancorp, Inc.
First Midwest Bancorp, Inc.      President and Chief Executive Officer
Itasca, IL

J. Stephen Vanderwoude           Board of Directors, First Midwest Bancorp, Inc.
Madison River Telephone Co.      Madison River Telephone Co.
Chapel Hills, N.C.               Chairman & CEO

Donald J. Swistowicz             Executive Vice President and Chief Financial
Midwest Bancorp, Inc.            Officer
Itasca, IL                       First Midwest Bancorp, Inc.

                                      ii